UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 1-08262
DEAN HOLDING COMPANY
(Exact name of registrant as specified in its charter)
2515 McKinney Avenue, Suite 1200
Dallas, Texas 75201
(214) 303-3400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
8.150% Senior Notes due 2007
6.625% Senior Notes due 2009
6.900% Senior Notes due 2017
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(1)(i) ☑
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☑
Approximate number of holders of record as of the certification or notice date:
8.150% Senior Notes due 2007 — 54
6.625% Senior Notes due 2009 — 45
6.900% Senior Notes due 2017 — 59
Pursuant to the requirements of the Securities Exchange Act of 1934, Dean Holding Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2007	By:	/s/ Steven J. Kemps
		Name:	Steven J. Kemps
		Title:	Senior Vice President